SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Third Quarter of 2006

BOVESPA [1]
(lot of 1,000 shares)
TCSL3: R$10.25
TCSL4: R$7.11

NYSE
(1 ADR = 10,000 shares)
TSU: US$33.09

Figures of November 3, 2006

3Q06 Earnings Release

Conference Call in English:
November 6, 2006, at 11:00 a.m.,
Brasília time.
(08:00 a.m. US ET)

Conference Call in Portuguese:
November 6, 2006, at 12:30 p.m.
Brasília time.
(09:30 a.m. US ET)

For further information, please
access the Company’s website:
www.timpartri.com.br

IR Contacts:
Stefano De Angelis
CFO and Investor Relations Officer

Joana Serafim
IR Manager
(55 21) 4009-3742 / 8113-0571
jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
(55 21) 4009-3751 / 8113-0547
lwanderley@timbrasil.com.br

Cristiano Pereira
IR Analyst
(55 21) 4009-3751 / 8113-0582
cripereira@timbrasil.com.br

Rio de Janeiro, November 6, 2006 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the holding company of TIM Celular S.A. and TIM Nordeste S.A., announces its results for the third quarter of 2006 (3Q06). TIM Participações S.A. provides mobile telecommunications services through its mobile operators throughout Brazil and is the largest GSM operator in the country in terms of number of clients. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais, pursuant to Brazilian Corporate Law. Comparisons refer to the third quarter of 2005 (3Q05), except when otherwise indicated.

Financial and Operational Highlights

  TIM was again awarded “Top of Mind 2006” in the mobile phone category, proving the power of its brand.

  Maintaining its leadership in innovation, the Company launched “TIM Casa”, a pioneer home zone service which transforms mobile handsets into house phones.

  TIM Participações recorded gross additions of 3.5 million in the 3Q06, the highest quarterly figure in the Company’s history.

  Leader in net additions: The Company added 1.7 million new clients in the 3Q06, or 42.5% of net market additions, reaching a market share of 25.1% (versus 22.9% in the 3Q05 and 24.3% in the 2Q06).

  The client base totaled 24.1 million users at the close of the quarter, equaling the end-of-2006 estimate and 31.3% up year-on-year.

  Leadership on net additions on postpaid segment: TIM expanded its postpaid client base by adding 352 thousand new subscribers, representing 56.6% of net market additions on postpaid segment in the third quarter of 2006.

  ARPU (average revenues per user) totaled R$34.4 in the 3Q06; excluding the impact of the Bill & Keep elimination, ARPU would be R$30.0 in the 3Q06, in line with the 2Q06 figure (R$30.2) .

  Continued growth of net service revenues: R$ 2.4 billion in the 3Q06, 38.4% up on the 3Q05; excluding the impact of Bill & Keep elimination, revenue growth would reach 20.7%, accelerating from the trend of 2Q06.

  Subscriber acquisition cost (SAC) reduction: reduction of 13.1% and 5.2% over the 2Q06 and 3Q05, respectively, driven by tight control over subsidies.

  Profitable growth: EBITDA of R$ 676.7 million and EBITDA margin of 24.6% . Excluding the effects of handset subsidies deferral and the impact of Bill & Keep elimination, EBITDA margin would stand at 22.6%, up 5.9 pp year-on-year.

  Positive operating cash flow of R$ 147.3 million in the 3Q06.

  Net income of R$ 20.3 million, versus a net loss of R$ 308.4 million in the 3Q05. Deducting handset subsidies deferral, the net loss for the quarter would come to R$115.6 million.

Key regulatory and accounting changes in the 3Q06

Elimination of the Bill & Keep system

With the introduction of the SMP (Personal Mobile Service) as of 2000, Anatel created the partial Bill & Keep concept, signifying that in calls between mobile operators in the same registration area (local), one operator is only obliged to pay to the other the VUM (interconnection rate) if traffic exceeds 55% of the total exchanged traffic.

On July 14, 2006, Anatel (through the Resolution 438) completely eliminated the B&K system, meaning that mobile company now have to pay termination charges on each local call to other mobile company.

Anticipated Expenses (Handset Subsidies Deferment)

Starting on the third quarter of 2006, and retroactive to the beginning of 2006, the Company’s Management decided to change the accounting treatment related to the subsidies granted on postpaid handset sales, which started to be deferred and amortized in accordance with the minimum period stipulated in the contract signed by clients (12 months) so as to better reflect the post-paid segment performance (in the past, the subsidiaries recognized these costs of subsidized sales directly in the results). The nominal contractually stipulated fine for the clients that decide to cancel their subscription or to change to a prepaid handset before the determined period is higher than the average granted subsidy in each handset sold.

For further information, please refer to the explanatory notes (4.e. “Anticipated Expenses”) of 3Q06 TIM’s Financial Statements and in the material fact, which are available at our Investor Relations website: www.timpartri.com.br

2 / 16

Message from Management

Even in such a highly competitive market as Brazil’s, TIM Participações recorded yet another quarter of profitable growth.

Our client base grew by 31.1% , from 18.3 million in the third quarter of 2005, to 24.1 million at the end of September 2006, anticipating the end-of-year target. Net service revenues moved up 38.4% in the same period, resulting in annual growth of more than 20%, excluding the impact of the elimination of the Bill & Keep system in the quarter. In addition, increasing gains in scale led to impressive EBITDA growth of 57% (after deducting the non-recurring results and the impacts of the Bill & Keep elimination). Net income stood at R$20.3 million, versus the net loss of R$ 308.4 million recorded in the same three months last year, thanks to the substantial improvement in operating results.

It is worth pointing out that, right from the beginning; TIM Participações has always invested heavily in network quality and expansion, systems development, technological upgrading, and brand strengthening, in order to conquer client satisfaction. As a result, our service platform, billing systems and call centers are totally integrated and we are the only mobile telephony company with a nationwide presence. This gives us greater flexibility when it comes to developing and launching new services and has allowed us to adopt a more aggressive strategy in the high value segments. We possess a vast portfolio of corporate solutions and we currently head the business segment.

In 2006, TIM was awarded “Top of Mind”, in view of being the first mobile phone company remembered by the interviewees in the research conducted by Instituto Datafolha. Moreover, the Company was also awarded “Best Mobile Phone Operator and Leading Company in the Mobile Phone Sector in 2006” by Anuário Telecom. Such awards evidence the power of its brand.

The Company always strives to come up with pioneering products. We were the first operator to launch BlackBerry, international roaming and special pre-paid plans (TIM+25 and TIM+5) for high-value clients. More recently, we launched TIM CASA, a pioneering service in Brazil that complements pre and postpaid plans, which transforms mobile handsets into house phones.

Yet again, the quarter’s numbers confirm that we are on the right path to sustain shareholder value creation, while conquering the recognition and satisfaction of our clients.

Management

3 / 16

Operating and Financial Performance

On March 16, TIM Participações S.A. Extraordinary Shareholders’ Meeting approved the merger of all TIM Celular S.A.’s shares into TIM Participações S.A., turning the company into a wholly-owned subsidiary of TIM Participações S.A.. For the purposes of making year-on-year comparisons, therefore, pro-forma financial statements were drawn up as if the merger had occurred on January 1st, 2005.

Operating Performance

19.8% market growth in the last 12 months
The Brazilian market closed September/06 with 95.9 million clients, 19.8% up on the 80.0 million registered in September/05. National penetration reached 51.2%, and continues to show potential growth, especially when compared with other countries in Latin America.

Total market net additions in the quarter came to 4.1 million, compared to 4.5 million in the same period of the previous year. The Company added 1.7 million new clients to its base in the 3Q06, consolidating its substantial share of sector growth (42.5% incremental market share).

Market Share: 25.1% in the 3Q06
The Company ended the third quarter with 24.1 million clients, 31.3 % up year-on-year, and a market share of 25.1%, versus 22.9% in the 3Q05. The postpaid base grew by 35.4% in the last twelve months, outperforming the national average. As a result, these clients now account for 20.5% of the total client base, versus 19.9% in the same period last year.

TIM: the largest GSM client base
At the end of the quarter, 89.4% of TIM Participações’ clients were using GSM technology. TIM’s GSM coverage reached 91.5% of the country’s urban population, serving 2,394 cities. All municipalities with GSM also have access to GPRS, while 456 have the additional benefit of EDGE technology. These innovations facilitate access to and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

In the 3Q06, the monthly average churn rate reached 2.6%, below the 2.7% reported in the 3Q05 and stable when compared to 2Q06’s rate, evidencing very positive results in the high value segment.

4 / 16

Marketing Activities

TIM once again proved to be a pioneer in innovative telecom technologies. The Company, in line with its leadership on innovation, recently launched TIM Casa, a revolutionary concept unprecedented in Brazil, which transforms mobile handsets into house phones.

In this quarter, TIM continued to offer its commemorative date promotions. As the Company maintains a nationwide presence, but adopts regional commercial strategies, it launched two campaigns featuring bonuses in minutes for local intranetwork calls, called “Tarifa Zero” and “Prediletos” (free calls to three TIM numbers). Such promotions have allowed TIM to leverage on different market opportunities and to substantially reduce subsidies on prepaid handsets.

The “TIM +25” and “TIM +5” plans, targeting high-value prepaid clients, and the “TIM Chip Only” promotion, which grants bonuses for recharges made within 48 hours of activation, continued to fuel the number of prepaid additions.

TIM Participações maintained its strategy of encouraging the use of value-added services (VAS), which complement the service plans in all segments. In the quarter, the Company boosted content download (Monophonic and Polyphonic Sounds, Crazytones and Wallpapers) via their points of sale, so as to turn them into VAS sales channels. One of the quarterly highlights in the data segment was the TIM WEB Móvel promotion, designed to meet demand for wireless internet access, especially from small and medium-sized businesses, and increase the use of data in this segment. In addition, Nosso Link, which allows clients to sign up for data packages, was extended to the consumer segment in order to boost the use of data services, especially TIM Connect Fast.

The corporate segment has been the main driver of postpaid growth. The Company is the leader in mobile telephony solutions for this segment, with more than 2 million clients and an approximate market share of 30%.

The Company’s marketing strategy has been extremely successful, chiefly due to efforts on the client acquisition and retention front, backed by continuous innovation, Customer Profiling Management, customized offers and specialized sales channels geared to small and medium-sized companies and large corporations.

5 / 16

Economic and Financial Performance

Selected Figures 1

			R$ thousands

	3Q06	3Q05	% Y-o-Y

Total Gross Revenue	3,692,860	2,841,048	30.0%
Gross Service Revenue	3,157,578	2,287,831	38.0%
Gross Handset Revenue	535,282	553,217	-3.2%

Total Net Revenue	2,745,870	2,104,843	30.5%
Net Services Revenue	2,394,327	1,729,781	38.4%
Net Handsets Sales	351,543	375,062	-6.3%

EBITDA	676,663	351,097	92.7%
EBITDA Margin	24.6%	16.7%	8.0 p.p.

EBIT	98,902	(136,882)	-
EBIT Margin	3.6%	-6.5%	10.1 p.p.

Net Income (Loss)	20,345	(308,402)	-

Nota: (1) Consolidated data

Operating Revenues

Continuous service revenue growth
Gross service revenues in the 3Q06 totaled R$ 3.2 billion, 38.0% up year-on-year, primarily due to the solid expansion of VAS and voice revenues, in turn pushed up by the increase in the subscriber base and higher traffic volume.

After taxes and other discounts, net service income stood at R$2.4 million, versus R$1.7 million in the 3Q05, a 38.4% increase year-on-year. Excluding the impact of the Bill & Keep elimination, revenues would post year-on-year growth of 20.7%, still higher than the 20.0% expansion recorded in the previous quarter.

Gross VAS revenues stood at R$ 217.0 million, 58.4% more than in the 3Q05, confirming the growth potential of value-added services. A more detailed breakdown of this item shows the outstanding performance of our pioneering services (MMS, GPRS, downloads, etc) which jointly accounted for 39% of these revenues, 3 p.p. higher year-on-year.

Gross handset sale revenues totaled R$ 535.3 million, down 3.2% year-on-year. Sales volume fell by 24.8% (from 1.9 million in 3Q05 to 1.4 million in 3Q06), which evidences the Company’s focus on reducing its participation in the handset sales market, while increasing its focus on promotions to the prepaid segment centered on usage and the SIM Card offer, with “TIM Chip Only”, for example. It is important to note that the quarterly handset mix has changed due to a big increase in the sales of mid-range and high-end phones, which include a greater range of options (tri-Band, MP3, MMS, GPRS, EDGE, infra-red, Bluetooth, browsers, internet, e-mail, Java, etc.), in turn increasing innovative VAS revenues.

6 / 16

The sales of MMS-enabled handsets grew by 69% in the period, while sales of those equipped with Java and a built-in camera moved up by 75% and 133% respectively.

Net handset-sale revenues, deducting taxes and other discounts, stood at R$351.5 million in the 3Q06, or 6.3% down on the same quarter last year.

Eliminating the Bill & Keep effect: ARPU remains stable QoQ
Average revenue per user (ARPU) in the 3Q06 totaled R$ 34.4 million, 13.9% up on the 2Q06. Eliminating the effects of the extinction of the Bill & Keep system on revenues, ARPU would reach R$30.0, stable when compared to the 2Q06 (R$30.2 million), demonstrating the high quality of the customers acquired in this quarter.

Operating Costs and Expenses

Interconnection cost impacted by Bill & Keep elimination
Network and interconnection costs stood at R$ 815.1 million, versus R$418.1 million in the 3Q05. The upturn in costs in the period was chiefly due to re-introduction of full interconnection regime in July 14 when the Company began to pay interconnection charges on each mobile to mobile local call to other operators, and to the substantial increase in traffic (+36.5%) . Excluding the impact of the elimination of the Bill & Keep system, network and interconnection costs would have totaled close to R$ 498.0 million (+19% year-on-year).

The cost of goods sold – basically comprising cell-phone sales – totaled R$335.2 million. The quarter-over-quarter and year-on-year reduction was the result of: (i) the deferral of the postpaid handset subsidies relative to the first nine months, which amounted R$ 135.9 million; and (ii) the reduction in prepaid subsidies accompanied by the pushing of the SIM Card sales, with the “TIM Chip Only” promotion for prepaid handsets.

It is important to mention that the deferral of handset subsidies applies solely to the postpaid segment, in which clients sign an agreement to remain with the operator for at least 12 months and are fined in case of cancellation.

Selling and marketing expenses came to R$559.1 million, 7.1% and 4.6% less than in the 3Q05 and 2Q06, respectively, primarily due to a less aggressive handset pricing, partially offset by more acquisitions in the postpaid segment.

SAC : strong handset subsidies reduction
Subscriber acquisition costs (SAC) stood at R$ 146, 5.2% and 13.1% lower than in the 3Q05 and 2Q06, respectively, largely due to the Company’s policy of drastically reducing subsidies on prepaid handset sales, which accounted for 79.6% of the quarter’s gross additions.

General and administrative expenses (G&A) - excluding depreciation, amortization and personnel expenses - totaled R$ 98.9 million, 0.8% down quarter-over-quarter and 12.9% less year-on-year, thanks to reduced outsourcing expenses, in line with the Company’s strategy of controlling fixed costs and expenses tightly.

Personnel expenses amounted to R$ 153.7 million, versus R$ 130.9 million in the 3Q05 and R$ 149.1 million in the 2Q06, pushed up by interim staff increases, in turn caused by improved customer service and client relations, as well as pre and post-sales support.

Bad debt expenses totaled R$ 126.3 million, accounting for 3.4% of total gross revenues versus 3.6% in the 3Q05 and 3.5% in the 2Q06.

7 / 16

Other net operating revenues came to R$ 19.0 million, versus R$7.7 million in the 3Q05. Other operating revenues basically comprise fines paid by clients related to past due payments or service cancellations, unpaid dividends, etc. and are partially offset by expenses with provisions for contingencies and various taxes on financial transactions. It is worth noting that the reduction over the 2Q06 was due to the booking of R$ 52.3 million from the recovery of PIS and COFINS taxes, following a judicial verdict in favor of the subsidiary TIM Nordeste S.A.

EBITDA

Third-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$ 676.7 million, accompanied by an EBITDA margin of 24.6%, 7.9 pp up year-on-year.

In this quarter EBITDA was impacted by the deferment of postpaid handset subsidies and by the elimination of the Bill & Keep system:

  Excluding the non-recurring deferral of handset subsidies, pro-forma EBITDA for the quarter came to R$540.7 million (+54.0% over the 3Q05) with a margin of 19.7%;

  excluding the impact of the Bill & Keep system elimination, adjusted EBITDA, for a comparison purpose, would be R$552.0 million, with a margin of 22.6% (+5.9 pp YoY)

Adjusted EBITDA margin, excluding both the above-mentioned impacts, confirms our efforts to combine strong top-line growth with healthy margin expansion.

EBITDA and Margin EBITDA

Maintaining profitable growth

Depreciation and Amortization

Depreciation and amortization expenses amounted to R$ 577.8 million, 18.4% higher than the R$ 488.0 million posted in the 3Q05, reflecting network and IT infrastructure expansion and improvement. This figure included R$ 62.0 million relative to the TIM Nordeste S.A. and TIM Celular S.A. concessions, which expire in 2013 and 2016, respectively.

8 / 16

EBIT

EBIT (operating result before interest and taxes) stood at R$98.9 million, a R$235.8 million improvement over the negative R$136.9 reported in the 3Q05. The EBIT margin was 3.6% positive, up by 10.1 p.p. year-on-year.

Excluding the re-classification of handset subsidies and the elimination of the Bill & Keep system, the EBIT for the quarter would be negative by R$25.5 million, a R$ 111.4 million improvement when compared to the same quarter of last year.

Net Financial Result

Net financial expenses totaled R$79.9 million for the quarter, 36.5% higher than the negative R$125.7 million reported in the 3Q05, primarily due to the reduction in financial costs average and the improved results from exchange rate variation.

Indebtedness

On September 30, 2006, gross debt stood at R$ 2.882 billion, 1.3% down on the R$ 2,919 billion recorded at the end of the previous quarter, mostly comprising long-term loans and financing from the BNDES (National Development Bank) and the BNB (Banco do Nordeste do Brasil). Cash and cash equivalents amounted to R$ 1.1 billion, mainly made up of highly liquid financial investments.

Positive operating cash flow
At the close of the third quarter, the Company’s net debt (total debt less cash and cash equivalents) totaled R$ 1.8 billion, remaining stable over the previous three months. Free operating cash flow was R$147.3 million positive, a significant improvement on the 1Q06 (-R$1.25 billion), 2Q06 (-R$39 million) and 3Q05 (-R$124.6 million).

Net Result

Net income for the quarter totaled R$20.3 million, a R$322.3 million improvement over the net loss of R$308.4 million loss recorded in the same period last year, thanks to the higher operating result and the positive impact of the deferral of handset subsidies relative to the first nine months, totaling R$135.9 million. On a normalized basis, excluding the re-classification of handset subsidies, the net loss for the quarter would be R$115.6 million, still evidencing a substantial improvement over the same quarter of last year.

CAPEX

Third-quarter investments amounted to R$ 374.4 million, 44% of which allocated to the expansion and improvement of the GSM network’s capacity and quality. Thanks to strong traffic growth (+36.5% year-on-year), 20% of capex went to developing and improving IT systems and 36% to the comodato program, part of the Company’s expansion and loyalty-building strategy for the corporate segment and others.

Capital Increase

9 / 16

In the Extraordinary Shareholders’ Meeting of September 29, 2006, it was approved the Company’s capital increase and the consequent issue of new shares, by capitalizing part of the Special Goodwill Reserve corresponding to tax benefits of R$50.4 million received by the Company’s subsidiaries in 2005.

The same Meeting also approved a capital increase, with no issue of new shares, by capitalizing the Reserve for Future Capital Increases amounting to R$6.4 million.

Information on the subscription process is available to shareholders on the website www.timpartri.com.br.

About TIM Participações S.A.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group.

TIM Participações offers GSM technology – “Global System for Mobile Communications” - the most widely used in the world. At the end of September 2006, its network covered 91.5% of the Brazilian urban population.

The cities covered by the GSM network also have access to GPRS, while 456 cities have the additional benefit of EDGE technology. These are innovations that facilitate the use of data and multimedia services across the country.

The Company is proud to offer one of the widest product and service portfolios in the sector, with specific solutions for different client needs.

  Only company with nationwide presence

  Second largest company in the segment in terms of client numbers and revenues

  Largest GSM operator in terms of client numbers

  Largest listed company at Bovespa in the mobile sector in terms of market capitalization

Disclaimer
This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

10 / 16

Attachment 1:           Balance Sheet (BR GAAP)

Attachment 2:           Income Statements (BR GAAP)

Attachment 3:           Cash Flow Statements (BR GAAP)

Attachment 4:            Consolidated Operational Indicators

Attachment 5:           EBITDA

Attachment 6:           Glossary

The Complete Financial Statements, including Explanatory Notes are available at the
Company’s Investor Relations Website: www.timpartri.com.br

11 / 16

Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)

DESCRIPTION	09/2006	06/2006%

ASSETS	13,890,189	13,745,126	1.1%

CURRENT ASSETS	4,078,125	3,753,318	8.7%
Cash and cash equivalents	1,094,856	1,096,880	-0.2%
Accounts receivable	2,198,965	1,905,638	15.4%
Inventories	186,983	216,179	-13.5%
Recoverable Taxes	281,166	217,501	29.3%
Deferred income and social contribution taxes	50,450	107,828	-53.2%
Other current assets	18,873	20,147	-6.3%

NON CURRENT ASSETS	578,594	564,635	2.5%
Related parties	150,791	112,470	34.1%
Recoverable Taxes	299,692	297,362	0.8%
Deferred income and social contribution taxes	42,042	72,410	-41.9%
Judicial deposits	63,718	58,627	8.7%
Other	15,184	16,815	-9.7%

PERMANENT ASSETS	9,233,470	9,427,172	-2.1%
Investments	9,233,470	9,427,172	-2.1%
Property, plant and equipment	8,983,174	9,165,897	-2.0%

LIABILITIES	13,890,189	13,745,126	1.1%

CURRENT LIABILITIES	3,411,776	3,233,760	5.5%
Loans and financing	914,065	899,701	1.6%
Suppliers	1,800,550	1,713,542	5.1%
Salaries and related charges	134,908	106,508	26.7%
Taxes, charges and contributions	329,791	305,344	8.0%
Related parties	107,700	87,361	23.3%
Payable dividends and interest on shareholders' equity	22,332	27,027	-17.4%
Trade accounts payable	37,982	34,792	9.2%
Other	64,448	59,484	8.3%

NON CURRENT LIABILITIES	2,115,659	2,168,957	-2.5%
Loans and financing	1,967,460	2,019,174	-2.6%
Provision for contingencies	138,177	136,922	0.9%

SHAREHOLDERS' EQUITY	8,362,754	8,342,408	0.2%
Capital	7,512,710	7,455,859	0.8%
Capital reserves	135,230	192,081	-29.6%
Income reserves	1,081,787	1,081,787	0.0%
Net Profit (Loss)	(366,973)	(387,318)	-5.3%

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Attachment 2

TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)

DESCRIPTION	3Q06	3Q05%

Gross Revenues	3,692,860	2,841,049	30.0%
Telecommunications Services	3,157,579	2,287,831	38.0%
Core	2,940,627	2,150,907	36.7%
VAS	216,951	136,924	58.4%
Handset sales	535,282	553,217	-3.2%
Handset Sales	535,282	553,217	-3.2%
Discounts and deductions	(946,990)	(736,205)	28.6%
Taxes and discounts on services	(763,251)	(558,049)	36.8%
Taxes and discounts on handset sales	(183,739)	(178,155)	3.1%
Net Revenues	2,745,870	2,104,843	30.5%
Services	2,394,327	1,729,781	38.4%
Handset revenues	351,543	375,062	-6.3%
Operating Expenses	(2,069,207)	(1,753,747)	18.0%
Personal expenses	(153,680)	(130,938)	17.4%
Selling & marketing expenses	(559,062)	(601,835)	-7.1%
Network & interconnection	(815,084)	(418,106)	94.9%
G&A	(98,923)	(99,713)	-0.8%
Cost Of Goods and Service	(335,204)	(407,266)	-17.7%
Bad Debt	(126,226)	(103,623)	21.8%
Other operational revenues (expenses)	18,972	7,735	145.3%
EBITDA	676,663	351,097	92.7%
EBITDA - Margin over total net revenues	24.6%	16.7%	7.9 p.p
Depreciation	(364,637)	(308,437)	18.2%
Amortization	(213,125)	(179,542)	18.7%
EBIT	98,901	(136,882)	-
EBIT - Margin over total net revenues	3.6%	-6.5%	10.2 p.p
Other non-operational revenues (expenses)	884	(40,820)	-
Net Financial Results	(79,891)	(125,723)	-36.5%
Financial expenses	(92,558)	(112,772)	-17.9%
Net exchange variance	(20,937)	(60,175)	-65.2%
Financial income	33,603	47,224	-28.8%
Net income before taxes and Minorities	19,895	(303,426)	-
Income tax and social contribution	451	(4,976)	-
Net Income (Loss)	20,345	(308,402)	-

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Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)

	3Q06	3Q05

EBIT	98,900	(136,882)

Depreciation and Amortization	577,762	487,978
Capital Expenditures	(374,436)	(608,776)
Changes in Net Operating Working Capital	(154,926)	382,279

Free operating cash flow	147,300	124,599

Income and Social Contribution Taxes	451	(8,369)
Dividends and Interest on Own Capital	(172)	(1,210)
Capital Increase	0	778,212
Net Financial Income	(79,891)	(125,723)
Other changes	(32,363)	(51,728)

Net Cash Flow	35,326	715,781

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Attachment 4

TIM PARTICIPAÇÕES S.A.
EBITDA

EBITDA Reconciliation	3Q06	3Q05

Net Profit	20,345	(308,402)
(+) Provision for Income Tax and Social Contribution	(451)	4,976
(+/-) Non-Operational Results	(884)	40,820
(+/-) Minorities Interest	-	-
(-) Net Financial Results	79,891	125,723

EBIT	98,901	(136,882)
(-) Amortization and Depretiation	577,762	487,979

EBITDA	676,663	351,097

Attachment 5

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	3Q06	3Q06	9M06	3Q05	2Q05	9M05	Var. % 3Q06 X 2Q06	Var. % 3Q06 X 3Q05	Var. % 9M06 X 9M05
Estimated Population in the Region (millio	187.2	186.6	187.2	181.9	181.3	181.9	0.3%	2.9%	2.9%
Municipalities Served - GSM	2,412	2,394	2,412	2,202	2,124	2,202	0.8%	9.5%	9.5%
Estimated Total Penetration	51.2%	49.2%	51.2%	44.0%	41.6%	44.0%	2.0 p.p.	7.2 p.p.	0.1 p.p.
Market Share	25.1%	24.3%	24.3%	22.9%	22.2%	22.9%	0.8 p.p.	2.2 p.p.	1.4 p.p.
Total Lines	24,084,501	22,338,399	24,084,501	18,340,277	16,751,986	18,340,277	7.8%	31.3%	31.3%
Prepaid	19,138,001	17,743,944	19,138,001	14,687,965	13,350,848	14,687,965	7.9%	30.3%	30.3%
Postpaid	4,946,500	4,594,455	4,946,500	3,652,312	3,401,138	3,652,312	7.7%	35.4%	35.4%
Gross Additions	3,501,045	2,960,331	8,788,821	2,978,191	2,853,553	7,821,049	18.3%	17.6%	12.4%
Net Additions	1,746,102	1,320,167	3,913,108	1,588,291	2,102,782	4,752,771	32.3%	9.9%	-17.7%
Churn	2.6%	2.6%	2.5%	2.7%	1.7%	2.2%	0.0 p.p	-14.3%	31.0%
TOTAL ARPU	R$34.4	R$30.2	R$31.6	R$32.8	R$34.8	R$34.4	13.8%	4.9%	-8.2%
TOTAL MOU	95	81	87	92	89	91	17.6%	3.3%	-4.9%
Investment (R$ million)	374.4	351.0	894.7	608.5	587.2	1,466.3	6.7%	-38.5%	-39.0%
Employees	9,477	9,306	9,477	8,547	7,888	8,547	1.8%	10.9%	10.9%

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Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU  = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 05, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer